15048348

3/11/15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67558

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2014 (MM/DD/YY) AND ENDING DECEMBER 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SAINT LAURENT CAPITAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5150 E. PACIFIC COAST HIGHWAY, SUITE 200
(No. and Street)

LONG BEACH	CA	90804
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
TIMOTHY J. FAHRINGER, CEO (562) 346-3383
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JAMES H. BARRICK, CPA, A PROFESSIONAL CORPORATION
(Name – *if individual, state last, first, middle name*)

P.O. BOX 3095	VENTURA	CA	93003
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 06 2015
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/07

OATH OR AFFIRMATION

I, TIMOTHY J. FAHRINGER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SAINT LAURENT CAPITAL, INC., as of DECEMBER 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JAE Y. KUM
COMM. #1925846
Notary Public-California
LOS ANGELES COUNTY
My Comm. Exp. MAR 8, 2015

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAINT LAURENT CAPITAL, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

December 31, 2014

TABLE OF CONTENTS

James H. Barrick, CPA
A Professional Corporation
P.O. Box 3095
Ventura, CA 93003-3095
(805) 340-9272

INDEPENDENT AUDITORS' REPORT

Board of Directors
Saint Laurent Capital, Inc.

We have audited the accompanying financial statements of Saint Laurent Capital, Inc. (SLC) a California S-corporation, which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to SLC's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in circumstances, but not for the purpose of expressing an opinion on the effectiveness of SLC's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Saint Laurent Capital, Inc. as of December 31. 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule 1 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule 1 is fairly stated in all material respects in relation to the financial statements as a whole.

February 26, 2015
Ventura, California

SAINT LAURENT CAPITAL, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

CURRENT ASSETS:		
Cash and cash equivalents	$ 111,248	
Total current assets		$ 111,248
PROPERTY AND EQUIPMENT:		
Office equipment	5,336	
Accumulated depreciation	(4,384)	
Net property and equipment		952
OTHER ASSETS		120
Total assets		$ 112,321

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:		
Accounts payable		$ 10,612
STOCKHOLDER'S EQUITY:		
Common stock 10,000,000 shares authorized, 2,400,000 shares issued and outstanding, $.001 par value	$ 2,400	
Paid in capital	57,600	
Retained earnings	41,709	
Total stockholder's equity		101,709
Total liabilities and stockholder's equity		$ 112,321

See notes to financial statements

SAINT LAURENT CAPITAL, INC.

STATEMENT OF INCOME
DECEMBER 31, 2014

REVENUE		$ 400,000
OPERATING EXPENSES:		
Employee compensation and benefits	$ 27,631	
Advertising and promotions	23,026	
Transportation and travel	51,475	
Legal and professional fees	79,188	
Consulting	12,500	
Education and research	1,230	
Occupancy	37,698	
Office	30,891	
Other expenses	6,740	
Realized loss on sale of securities	6,471	
Bad debt expense	20,283	
Depreciation	403	
Total operating expenses		297,537
Income before taxes		102,463
Provision for state franchise tax		(1,553)
Net income		$ 100,910

See notes to financial statements

SAINT LAURENT CAPITAL, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
DECEMBER 31, 2014

	Common Stock Outstanding				
	Shares	**Amount**	**Paid in Capital**	**Retained Earnings (Deficit)**	**Total Stockholders' Equity**
	10,612				
	2,400,000	$ 2,400	$ 57,600	$ (24,701)	$ 35,299
Distributions	-	-	-	(34,500)	(34,500)
2014 Net income	-	-	-	100,910	100,910
Balances at December 31, 2014	2,400,000	$ 2,400	$ 57,600	$ 41,709	$ 101,709

See notes to financial statements

SAINT LAURENT CAPITAL, INC.

STATEMENT OF CASH FLOWS
DECEMBER 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$ 100,910	
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation	403	
Bad debts	20,283	
Increase in accounts receivable	466	
Decrease in other assets	810	
Decrease in accounts payable	1,431	
Net cash provided by operating activities		$ 124,303
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions		(34,500)
Net increase in cash and cash equivalents		89,803
Cash and cash equivalents, January 1, 2014		21,445
Cash and cash equivalents, December 31, 2014		111,248

SUPPLEMENTARY CASH FLOW INFORMATION:

Cash paid for taxes	$ 800

See notes to financial statements

SAINT LAURENT CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014

NOTE 1 - Organization and Nature of Business

Saint Laurent Capital, Inc. (SLC) was incorporated in California on December 19, 2006. SLC is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended, and is a member of the Financial Industry Regulatory Authority (FINRA).

SLC performs investment banking services, primarily, for companies that are seeking financial advisory regarding mergers and acquisitions, or who may benefit from financing through the private placement of capital. SLC is located in Long Beach, California and is an S-Corporation.

Due to the nature of the activities and forms of compensation expected to be received, SLC is required to register as a broker-dealer with FINRA, Securities and Exchange Commission (SEC), and the State of California and Utah, as well as any other required states in which it solicits or conducts business with investors, prior to conducting these transaction-based activities.

NOTE 2 - Summary of Significant Accounting Policies

Basis of Accounting

These financial statements have been prepared on the accrual basis of accounting using accounting principles generally accepted in the United States of America. Under the accrual method of accounting, income is recognized as it is earned and expenses are recognized as they are incurred whether or not cash is received or paid out at that time. Accordingly, recognition of prepaid expenses, accounts payable and accrued expenses have been made where these items are material.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

For the purposes of Statement of Cash Flows, the Corporation considers cash in checking, cash in savings and all other highly liquid investments with original maturities of three months or less at the date of purchase to be cash and cash equivalents.

SAINT LAURENT CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014

NOTE 2 - Summary of Significant Accounting Policies (continued)

Accounts Receivable

Accounts receivable consists of amounts due from customers for financial advisory services and reimburseable out-of-pocket expenses, as well as deposits with thirty-party vendors. Customer receivables are due upon receipt. Management monitors open accounts receivable balances and maintains an allowance for doubtful accounts for estimated losses resulting from the failure of customers or vendors to make required payments and there is doubt as the collectability or for the cost of pursuing unpaid accounts. In evaluating their collectability, management considers many factors, including the age of the balance, the customer's or vendor's payment history, its current credit-worthiness, cost of pursuing payment and the terms of the individual contracts. During 2014, the Corporation deemed a customer receivable, with a remaining balance at November 30, 2014 of $19,473, as uncollectible. Additionally, as of that date, deposits with third-party vendors, with a total balance of $810, were deemed uncollectible. As of December 31, 2014, the Corporation has no outstanding accounts receivable balances.

Advertising

The Corporation expenses advertising costs as they are incurred.

Depreciation

Depreciation is provided on office equipment using the straight-line basis with the estimated life of five years.

Subsequent Events

Management has evaluated subsequent events through February 26, 2015, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

NOTE 3 - Net Capital Requirement

SLC is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 or $5,000, whichever is greater. Net capital and the related net capital ratio fluctuates on a daily basis. As of December 31, 2014, SLC's net capital was $100,636, which was $95,636 in excess of its required net capital of $5,000. SLC's net capital ratio was 20.1 to 1.

SAINT LAURENT CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014

NOTE 4 - Simplified Employee Pension Plan

In December 2008, SLC started a Simplified Employee Pension Plan (SEP), in accordance with Section 408(k) of the Internal Revenue Code, for its sole employee, Timothy J. Fahringer. Pursuant to the SEP, the Corporation agrees to provide discretionary contributions in each calendar year to the retirement account of its eligible employees, based only on the first $255,000 of compensation; the same percentage for each eligible employee, limited annually to the lesser of $51,000 or 25 percent of compensation, and paid to the eligible employee's IRA trustee or custodian. The Corporation did not make a SEP contribution for 2014.

NOTE 5 - Provision for Income Taxes

SLC has elected, with the consent of its stockholder, to be taxed as an S-Corporation for federal and state income tax reporting under Internal Revenue Code Section 1362. An S-Corporation does not generally pay federal income taxes, instead, its stockholders are taxed on the Corporation's income. Therefore, these statements do not include any provision for federal income taxes.

For California income tax reporting there is a minimum franchise tax of $800 or 1.5 percent of income adjusted for state income tax purposes, whichever is greater. The 2014 provision for state franchise tax is $1,553.

Accounting principles generally accepted in the United States of America require management to evaluate tax positions taken by the S-Corporation if the S-Corporation has taken an uncertain position that more likely than not would not be sustained upon examination by either the Internal Revenue Service or the California Franchise Tax Board. SLC's management has analyzed the tax positions taken and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require disclosure in the financial statements. The S-Corporation is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. SLC's management believes it is no longer subject to income tax examinations for years prior to December 31, 2011, for federal purposes and December 31, 2010, for state purposes.

NOTE 6 - Operating Lease

The Corporation entered into an operating lease for corporate office space beginning on March 1, 2010 through December 31, 2010, at which time the lease changed to month-to-month. During 2014, the monthly rent was $1,320, and the total 2014 rent expense was $18,885.

SAINT LAURENT CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014

NOTE 7 - Concentrations

The Corporation engages in a variety of services with companies that are seeking financial advisory services regarding mergers and acquisitions, or who may benefit from financing through the private placement of equity or debt capital. Fee arrangements include retainers, percentage of consideration or financing, fixed fees and success fees. The gross revenue of the Corporation realized in 2014 came from three customers. One of those customers represented 83 percent of gross revenue.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

SCHEDULE I

SAINT LAURENT CAPITAL, INC.

COMPUTATIONS OF NET CAPITAL AND NET CAPITAL REQUIREMENTS UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2014

NET CAPITAL:

Total assets	$ 112,321	
Less total liabilities	$ 10,612	
Total stockholder's equity		$ 101,709
Deductions and/or charges:		
Non-allowable assets:		
Accounts receivable	-	
Net property and equipment	952	
Other assets	120	
Total non-allowable assets		1,072
Net capital		$ 100,636

NET CAPITAL REQUIREMENTS:

Minimum net capital requirement per SEC Rule 15c3-1 (greater of a or b)

a. Minimum dollar amount	$ 5,000	
b. Minimum percentage of aggregate indebtedness (1/15 or 6 2/3%)	$ 707	
Excess net capital ($101,636 - $5,000)		$ 95,636

AGGREGATE INDEBTEDNESS:

Accounts payable	$ 10,612	
Total aggregate indebtedness		$ 10,612
Ratio of aggregate indebtedness to net capital		20.1 to 1

(continued)

SAINT LAURENT CAPITAL, INC.

COMPUTATIONS OF NET CAPITAL AND NET CAPITAL REQUIREMENTS UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2014

RECONCILIATION WITH THE COMPANY'S COMPUTATION (INCLUDED IN PART II A OF FORM X-17A-5 AS OF DECEMBER 31, 2013)

Net capital as reported in Company's Part IIA (unaudited) FOCUS report	$	100,636
Audit adjustments to record additional accrued expenses		-
Net capital per computation on previous page	$	100,636

No material differences were noted.

See accompanying independent auditors' report.

James H. Barrick, CPA
A Professional Corporation
P.O. Box 3095
Ventura, CA 93003-3095
(805) 340-9272

REPORT OF INDEPENDENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Saint Laurent Capital, Inc.

I have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Saint Laurent Capital, Inc. (the "Company") identified the provision of 17 C.F.R. §240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3 pursuant to the provision of paragraph (k)(2)(i) thereof and (2) the Company stated that the Company met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 26, 2015
Ventura, California

SLC

MANAGEMENT EXCEPTION REPORT
Fiscal Year Ended December 31, 2014

Management of Saint Laurent Capital, Inc. ("SLC") is responsible for complying with 17 C.F.R. §240.17a-5, "Reports to Be Made by Certain Brokers and Dealers." We have performed an evaluation of the firm's compliance wih the requirements of 17 C.F.R. §240.17a-5, and the exemption provisions in 17 C.F.R. §240.15c3-3(k) (the "Exemption Provisions"). Based on this evaluation, we make the following statements to the best knowledge and belief of SLC:

1. We identified 17 C.F.R. §240.15c3-3(k)(2)(i) under which SLC claimed an exemption from 17 C.F.R. §240.15c3-3.

2. SLC met the identified Exemption Provisions throughout the most recent year ended December 31, 2014 without exception.

SAINT LAURENT CAPITAL, INC.

[signature]

Chief Executive Officer

SAINT LAURENT CAPITAL, INC.
5150 East Pacific Coast Highway, Suite 200
Long Beach, California 90804
Direct (562) 346-3383 - Fax (562) 346-3384